UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

National Technical Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

638104109

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 638104109		Page 2 of 11 Pages
1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,662,556 *
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,662,556 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% *
14.	Type of Reporting Person (See Instructions) HC; IN

*	See Item 5.

13D

CUSIP No. 638104109		Page 3 of 11 Pages
1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,662,556 *
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,662,556 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% *
14.	Type of Reporting Person (See Instructions) HC; IN

*	See Item 5.

13D

CUSIP No. 638104109		Page 4 of 11 Pages
1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,556 *
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,662,556 *
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% *
14.	Type of Reporting Person (See Instructions) HC; OO

*	See Item 5.

13D

CUSIP No. 638104109		Page 5 of 11 Pages
1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,556 *
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,662,556 *
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% *
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.

CUSIP No. 638104109	Page 6 of 11 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of National Technical Systems, Inc., a California corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 24007 Ventura Boulevard, Suite 200, Calabasas, CA 91302.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated July 7, 2011, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

CUSIP No. 638104109	Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On June 27, 2011, the Fund paid to the Issuer an aggregate purchase price of $14,000,000 to acquire (i) 933,333 shares of Common Stock, (ii) a 5-Year 15% subordinated note in the aggregate original principal amount of $7,000,000 (the “Note”), and (iii) a common stock purchase warrant to acquire up to 300,000 shares of Common Stock (the “Warrant”), in each case pursuant to that certain Securities Purchase Agreement, dated as of June 27, 2011, between the Issuer and the Fund (the “Securities Purchase Agreement”). The aggregate exercise price of the Warrant is $225,000, which amount is not included in the $14,000,000 amount described above. In addition, in a series of transactions effectuated from time to time between February 29, 2008 and April 21, 2010, the Fund acquired an aggregate of 429,223 shares of Common Stock for $2,091,153.47. In all cases, the purchases were made using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

Item 4.	Purpose of Transaction

As described in Item 3 above, on June 27, 2011, under the Securities Purchase Agreement the Fund acquired from the Issuer (i) 933,333 shares of Common Stock, (ii) the Note and (iii) the Warrant, for an aggregate purchase price of $14,000,000.

The Securities Purchase Agreement provides the Fund with certain information rights, inspection rights, and notice rights with respect to the Issuer, and placed certain obligations on the Issuer, including without limitation, obligations with respect to listing its Common Stock on the NASDAQ Global Market, reserving shares of Common Stock issuable upon exercise of the Warrant, maintaining its corporate existence, paying its material obligations when due, and maintaining certain financial covenants. The Issuer also agreed to certain limits on its debt obligations, as well as restrictions on its ability to declare or make certain distribution or dividends on its equity or to purchase or redeem its equity.

Under the terms of the Securities Purchase Agreement, for so long as the Fund beneficially owns 5% or more of the outstanding shares of Common Stock, the Issuer will appoint a designee of the Fund to the Issuer’s board of directors. The Fund’s initial designee for that position will be Justin Jacobs, one of the Managers. The Securities Purchase Agreement also provides that until June 27, 2012, the Fund has the right of first offer with respect to the issuance by the Issuer of any shares of Common Stock, with certain exceptions.

The Note provides that all of the then outstanding principal and accrued and unpaid interest is due and payable on June 27, 2016. Interest under the Note accrues at a rate of 10% per annum, payable quarterly in arrears on each May 31, August 31, November 30 and February 28 (or 29) of each year, with the first payment due on August 31, 2011. In addition, interest also accrues at a rate of 5% per annum, which amount is added automatically to the unpaid principal amount of the Note on each date cash interest is payable. The Note may be prepaid, in whole or in part, under certain circumstances, and is required to be paid in full upon a change of control of the Issuer or, at the election of the Fund, upon certain events of default described in the Note. The Note is subordinated to certain outstanding debt obligations of the Issuer.

CUSIP No. 638104109	Page 8 of 11 Pages

The Warrant provides that the Fund may acquire up to 300,000 shares of Common Stock at a purchase price per share of $0.75, in accordance with the vesting and other provisions set forth in the Warrant. The shares of Common Stock issuable upon exercise of the Warrant and the purchase price per share are subject to adjustment for dividends, subdivisions, combinations and similar transactions with respect to the shares of Common Stock. The Warrant expires on June 27, 2018.

As contemplated by the Securities Purchase Agreement, the Fund and the Issuer entered into a Registration Rights Agreement, dated as of June 27, 2011 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, subject to certain limitations, the Issuer agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the 933,333 shares of Common Stock purchased by the Fund under the Securities Purchase Agreement and the 300,000 shares of Common Stock issuable upon exercise of the Warrant. The Registration Rights Agreement contains penalty provisions under certain circumstances, including if the Issuer fails to file a registration statement before July 27, 2011 or fails to secure the effectiveness of such registration statement, or if the Fund cannot sell the shares of Common Stock covered by the registration statement due to certain circumstances. The Issuer also granted to the Fund “piggyback” registration rights on registrations made by the Issuer for its own account or for the account of others.

The foregoing descriptions of the Securities Purchase Agreement, the Warrant, the Note and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements and documents, which are included as Exhibits attached hereto and are incorporated herein by reference.

The Reporting Persons acquired the Warrant and the shares of the Common Stock reflected in this Schedule 13D based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, including without limitation upon exercise of the Warrant in whole or in part, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

In addition to the Fund exercising its rights under the Securities Purchase Agreement to designate an individual to serve on the Issuer’s board of directors, as described above in this Item 4, the Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

CUSIP No. 638104109	Page 9 of 11 Pages

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are calculated based on a total of (i) 10,399,500 shares of the Common Stock issued and outstanding as of June 27, 2011, as represented by the Issuer in the Securities Purchase Agreement, (ii) 933,333 shares of Common Stock issued to the Fund pursuant to the Securities Purchase Agreement on June 27, 2011, and (iii) 300,000 shares of Common Stock issuable upon exercise of the Warrant. All of the share numbers reported below as beneficially owned by the Reporting Persons, and on each Reporting Person’s cover page to this Schedule 13D, are as of June 27, 2011, unless otherwise indicated, and consist of (i) 1,362,556 shares of Common Stock and (ii) 300,000 shares of Common Stock issuable upon exercise of the Warrant. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,362,556 shares of Common Stock, and directly holds the Warrant, and thus has sole voting and dispositive power over the 300,000 shares of Common Stock issuable upon exercise of the Warrant. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 1,662,556 shares of Common Stock, or approximately 14.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,662,556 shares of Common Stock, or approximately 14.3% of the outstanding shares of Common Stock, in each case as calculated above.

(c) No Reporting Person effected any transaction in shares of the Common Stock from April 28, 2011 (the date 60 days prior to June 27, 2011) to June 27, 2011.

CUSIP No. 638104109	Page 10 of 11 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in Item 3, Item 4 and elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of July 7, 2011.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated July 7, 2011.

Exhibit 3	Confirming Statement of Scott P. Scharfman dated July 7, 2011.

Exhibit 4	Securities Purchase Agreement, dated as of June 27, 2011, between Mill Road Capital, L.P., a Delaware limited partnership, and National Technical Systems, Inc., a California corporation (incorporated by reference to Exhibit 10.2 to National Technical Systems, Inc.’s Current Report on Form 8-K filed June 28, 2011).

Exhibit 5	Common Stock Purchase Warrant, dated as of June 27, 2011, issued to Mill Road Capital, L.P., a Delaware limited partnership, by National Technical Systems, Inc., a California corporation (incorporated by reference to Exhibit 4.1 to National Technical Systems, Inc.’s Current Report on Form 8-K filed June 28, 2011).

Exhibit 6	Subordinated Note, dated as of June 27, 2011, issued to Mill Road Capital, L.P., a Delaware limited partnership, by National Technical Systems, Inc., a California corporation (incorporated by reference to Exhibit 10.1 to National Technical Systems, Inc.’s Current Report on Form 8-K filed June 28, 2011).

Exhibit 7	Registration Rights Agreement, dated as of June 27, 2011, between Mill Road Capital, L.P., a Delaware limited partnership, and National Technical Systems, Inc., a California corporation (incorporated by reference to Exhibit 10.3 to National Technical Systems, Inc.’s Current Report on Form 8-K filed June 28, 2011).

[signature pages follow]

CUSIP No. 638104109	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	July 7, 2011

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

/s/ Scott P. Scharfman
Scott P. Scharfman, by Power of Attorney

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman